CONTACT: Paul C. Desjourdy
                                         Exec. Vice President/CFO
                                         SYMBOLLON CORPORATION
FOR IMMEDIATE RELEASE                    (508) 443-0165


                         SYMBOLLON CORPORATION REQUESTS
                           CLASS B COMMON STOCKHOLDERS
                          TO CONVERT SUPERVOTING SHARES

SUDBURY, MASSACHUSETTS, December 13, 1996 -- Symbollon Corporation (NASDAQ:SYMBA, SYMBW, SYMBZ) today announced that the Company is requesting its Class B Common Stockholders to voluntarily convert their outstanding shares of the Class B Common Stock (having 5 votes per share) into an equal number of shares of Class A Common Stock (having one vote per share), pursuant to the existing one-for-one conversion rights of the Class B Common Stock. The purpose of the request is to eliminate the supervoting rights attendant to the Class B Common Stock. The Class B shares represent 77.6% of the votes eligible to be cast by Company's stockholders. If all of the Class B Common Stock is converted, the converted Class B shares will represent 40.9% of the total voting power.

Dr. Jack Kessler, Chairman of the Board of the Company, said with regard the Company's request that "the Company believes that conversion of the Class B Common Stock, thereby eliminating that class's supervoting power, should broaden the Company's exposure in the investment community. Members of the Board of Directors who in the aggregate own, or control, 90.7% of the outstanding shares of Class B Common Stock have indicated their intention to convert their shares as part of this request. If all of the Class B Common Stock is converted, the voting power of the Board members will be reduced from 71.5% to 40.2%.
Ultimately, by converting the Class B Common Stock, voting control of the Company will be shifted from the Board of Directors to the shareholders as a whole."

The Class B Common Stockholders will have until January 15, 1997 to elect to convert pursuant to the Company's request. At least 98% of the outstanding shares of Class B Common Stock must elect to be converted in order for the Company to process the conversions pursuant to its request. There can no assurances that the Company will receive conversion elections from the required percentage of shares of Class B Common Stock.



                          ----------------------------

Symbollon Corporation is engaged in research and development of proprietary sterilants, disinfectants, antiseptics and sanitizers designed to kill a broad spectrum of microorganisms while remaining safe to both people and the environment.

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